UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

January 15, 2007
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

On January 15, 2007, the Board of Directors of Stage Stores, Inc. (the "Company") appointed Alan J. Barocas to the Board, thereby increasing its membership to nine Directors. Mr. Barocas, an Independent Director, has been named to the Audit Committee and the Corporate Governance and Nominating Committee of the Board.

Mr. Barocas currently serves as Principal of Alan J. Barocas & Associates, a real estate strategy consulting firm that he founded in 2006. Prior to that, Mr. Barocas spent close to 25 years at specialty retailer Gap Inc., the last 20 of which he spent in various real estate positions of increasing responsibility, ultimately attaining the position of Senior Vice President, Real Estate. With a total of over 35 years of retail industry experience, Mr. Barocas has also served as a merchandise buyer, division merchandise manager, store manager, district manager, and human resources director at one of the Gap's distribution centers. He is currently a Trustee of the International Council of Shopping Centers (ISCS).

As an Independent Director, Mr. Barocas will be entitled to receive the following compensation:

Item of Compensation	Amount
Annual Retainer	$30,000
Special Board Meeting Fee	$1,500
Committee Meeting Fees:	
• Regular	$1,000
• Special	$1,000
Initial Grant	(1)

(1) Mr. Barocas will be granted, at his election, either (a) stock options to purchase the Company's common stock with an exercise price equal to the average high and low prices of the Company's common stock for the five trading days prior to the date he was appointed to the Board, or (b) restricted shares of the Company's common stock, in either case valued at $50,000 based on the Black Scholes Pricing Model (the "Initial Grant"). The Initial Grant will vest 25% per year over four years from the date of grant and if stock options are granted, they will expire if not exercised within seven years from the date of grant.

On January 16, 2007, the Company issued a News Release announcing that Mr. Barocas had been appointed to the Company's Board of Directors. A copy of the News Release is attached to this Form 8-K as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits.

99.1   News Release issued by Stage Stores, Inc. on January 16, 2007 announcing that Alan J. Barocas had been appointed to the Company's Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

<u>January 18, 2007</u>   /s/ Michael E. McCreery
   (Date)   Michael E. McCreery
                                                 Executive Vice President and
                                                 Chief Financial Officer